UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___February 2008____

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	AGM – Notice of Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: February 18th, 2008	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

The Annual and Special General Meeting of Austral Pacific Energy Ltd. will be held at 12 noon on Friday, May 9, 2008 at the James Cook Hotel Grand Chancellor, 147 The Terrace, Wellington, New Zealand.

The record date for mailing, voting and beneficial ownership determination will be Monday, March 10, 2008. All holders of common shares on that date will be entitled to receive the meeting materials, and to attend and vote at the meeting.